UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-31965

TASEKO MINES LIMITED
(Translation of registrant's name into English)

15th Floor - 1040 West Georgia St., Vancouver, BC, V6E 4H1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

INCORPORATION BY REFERENCE

Exhibit 99.4 to this report on Form 6-K furnished to the SEC is expressly incorporated by reference into the Registration Statement on Form F-10 of Taseko Mines Limited (File No. 333-237948), as amended and supplemented.

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	News release dated June 3, 2020
99.2	Cover Letter – CEO Message to Shareholders
99.3	Form of Proxy
99.4	Management Information Circular for Annual General Meeting to be held on July 8, 2020
99.5	Notice and Access Notification to Shareholders
99.6	Financial Statements Request Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASEKO MINES LIMITED

Date: June 17, 2020

/s/ Trevor Thomas

Trevor Thomas
Secretary